SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JULY 26, 2004

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations (55 61) 415-1140 ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/

Media Relations (55 61) 415-1378 cesarb@brasiltelecom.com.br

Free Translation

Brasil Telecom Reproduces the Note of Explanation Published by Kroll

Brasília, Brazil, July 23, 2004 – BRASIL TELECOM S.A. (NYSE: BTM; BOVESPA: BRTO3/BRTO4) and BRASIL TELECOM PARTICIPAÇÕES S.A. (NYSE: BRP; BOVESPA: BRTP3/BRTP4), with reference to the article published by the Folha de São Paulo newspaper on July 22, and with the objective to better inform their investors, reproduce below the note of explanation of Kroll Inc., published by the Folha de São Paulo newspaper on July 23.

“In response to the article entitled “Private Company spies on the Government”, released by the Folha de São Paulo newspaper on July 22, 2004, Kroll announces that:

1.

Kroll is a consultancy firm specialized in risk management and is active in 35 countries. In its 32 years of existence, Kroll has provided consulting services, assisting corporations, government entities, NGOs and individuals to protect their physical, financial and intellectual assets.

2.

Kroll was hired by Brasil Telecom to obtain evidence of possible irregularities that forced the Brazilian telecommunications operator to acquire the control of CRT. The acquisition of this company was settled for a much higher price than would be necessary.

3.

In accomplishing our activities, and upon obtaining some evidence, the scope was widened to include new evidence of other irregularities committed by Telecom Italia, which also caused damage to Brasil Telecom.

4.

Our investigation found irregular practices in Telecom Italia’s business activities, of its employees and associates, which affected the management of Brasil Telecom. Brasil Telecom has never requested Kroll to investigate the Brazilian Government or any of its members.

5.

The practices adopted by Telecom Italia in Brazil are the same as those employed in partnerships in other countries. As a result, the scope of the investigation was widened to include matters of the company in Venezuela, Greece, Brazil, Bolivia, Turkey, Cuba and Serbia.

6.

Brasil Telecom has instituted several lawsuits to recover damages suffered as a result of actions taken by Telecom Italia to the company’s board of directors. Kroll’s sole objective is to provide evidence to support such proceedings.

7.	Kroll does not promote practices that infringe the Brazilian, American or any other countries’ legislation in which it conducts business.

8.

Kroll is unfamiliar with the source of the material used to create the aforementioned article by Folha de São Paulo. Presumably several elements of the article were manipulated, adding or omitting data.

9.

During the investigations’ progress a number of situations apparently organized by Mr. Luiz Roberto Demarco Almeida for Telecom Italia were noted. This connection is evidence that this person was among the group of associates of the Italian company at a certain stage of the investigations. The correspondences exchanged between him and Mr. Gushiken, as stated in the article of the mentioned newspaper, date prior to Mr. Gushiken’s entry in the Secretariat of Communications of the Federal Government.

10.

Having carried out business globally for 32 years and holding a portfolio of hundreds of clients from a wide range of economic sectors, Kroll has always been recognized for its professional ethics, trustfulness and experience. Proof of this is that the Brazilian government itself – through the Executive, Legislative and Judicial Powers - has hired our services on several occasions in the past.

Kroll Inc.”

Brasil Telecom also informs that it hired Kroll with the objective of shedding light on the overpayment underlying the acquisition of CRT, as well as to identify losses and other damages caused by actions taken by Telecom Italia, and to assist with current and future legal proceedings. The sole objective of this initiative is to protect the shareholders of Brasil Telecom and recover damages caused by Telecom Italia, which amount to more than US$1 billion.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2004

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer